[The TJX Companies, Inc. Letterhead]

November 2, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tia Jenkins

Re:	The TJX Companies, Inc. — Responses to Comments on Form 10-K for the fiscal year ended January 28, 2012 and filed March 27, 2012, File No. 001-04908

Dear Ms. Jenkins:

On behalf of The TJX Companies, Inc. (“TJX”), I am writing to respond to the comments on TJX’s Form 10-K for the fiscal year ended January 28, 2012 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter of October 4, 2012. For your convenience, I have included each comment prior to the response.

Form 10-K for the Fiscal Year Ended January 28, 2012

1.	Comment: We note your response to comment one in our letter dated August 30, 2012 that you purchase packaway or private label merchandise as part of your overall buying strategy. However, you do not record inventory according to these categories on a consolidated basis. Please clarify how you record packaway or private label merchandise, how your accounting for this merchandise on a consolidated basis is consistent with FASB ASC 330 and what consideration you have given to disclosing your accounting policy for this inventory in your policy note on page F-8 and disclosing the effect the sales of this merchandise has had on operations in Management’s Discussion and Analysis.

Response:

We would like to clarify for the Staff that, in accordance with FASB ASC 330, all of our inventory, including merchandise that is purchased to be packed away (packaway) and merchandise developed by us to be sold under in-house and licensed brands (private label), is recorded within a single category: merchandise inventory. We record all of our merchandise inventory the same way, regardless of how it was acquired, and all of our merchandise inventory is accounted for under the same accounting policy. In accordance with FASB ASC 330, our inventory is stated at the lower of cost or market. We use the retail accounting method for determining the cost of all of our inventory, including merchandise acquired as packaway or private label. This accounting policy, summarized in Note 1 to our Consolidated Financial Statements under “Merchandise Inventory” on page F-8 of our Form 10-K for the fiscal year ended January 28, 2012, applies to all of our merchandise inventory. We believe this note appropriately discloses our accounting policy for our inventory, inclusive of merchandise acquired to be packed away and merchandise developed by us to be sold under in-house and licensed brands.

With respect to disclosure within the Management’s Discussion and Analysis section of our Form 10-K, we do not manage our business by evaluating the overall effect on TJX’s operations of the sales of either packaway inventory or private label inventory as separate categories. Rather, we evaluate the performance of general groups of merchandise (e.g., Ladies, Men’s, Accessories) on TJX’s operations, including all types of purchases within each of these groups. Accordingly, we do not believe that disclosure of the effect on operations of sales of merchandise acquired as packaway or as private label (or any of the many other types of acquisitions) is necessary to an understanding of our results of operations or otherwise necessary under Regulation S-K, Item 303(a) and do not believe it is appropriate for us to include in our Management’s Discussion and Analysis. We remain mindful of our obligations under Item 303 should this change. We have disclosed and will continue to disclose in our Management’s Discussion and Analysis known events, trends and other items that are required to be disclosed under Regulation S-K, Item 303(a) and (b).

To provide more context for our response to this comment and for those that follow, we include below a more detailed description of how we purchase, manage, track and account for our merchandise inventory, including packaway and private label and all other inventory.

As an off-price retailer, our goal is to continually acquire a mix of merchandise that we believe will offer our customers a compelling combination of brand, fashion, quality and price, by selecting from the broad range of opportunities in the marketplace on an ongoing basis. Our buying strategy is intentionally flexible to allow us to react to frequently changing opportunities and trends in the market and to adjust how and what we source as well as when we source it. All of our divisions (Marmaxx, HomeGoods, TJX Canada and TJX Europe) employ this flexible buying approach. Our business model, from buying to logistics to inventory management to store layout, is designed to execute and support our flexible buying strategy.

Our buyers buy merchandise for particular merchandise categories (e.g., Ladies Activewear, Toys, Handbags, Towels). Each division has well developed plans for its merchandise categories and tasks its buyers with finding and acquiring the best mix of product they can for the categories they buy. The plans are frequently analyzed and updated based on various factors, including market trends and opportunities and the performance of the category. We do not have, and accordingly, these plans do not reflect, a uniform corporate strategy to acquire overall targeted amounts of packaway or private label merchandise. Unlike some other retailers, we do not have a corporate strategy either to expand the penetration of exclusive offerings of private labeled products or to drive our overall business with packaway merchandise.

The ways in which a buyer acquires merchandise that he or she believes has the right combination of brand, fashion, quality and price may vary across categories and at any given point in time. At different points in time, each category of merchandise has different needs and the market presents different opportunities. Some of those opportunities may be to acquire private label merchandise or merchandise to pack away. Merchandise is acquired to pack away or as private label for different purposes, such as obtaining great brands, securing merchandise not expected to be available in-season, adding breadth of assortment and filling in gaps, among others.

The mix of types of buys varies at different times and for different buyers. By way of example, a buyer for men’s sweaters will acquire sweaters any number of ways throughout the year and the mix and size of the assortment of sweaters in the stores will frequently change. She may be offered excess sweaters available in a manufacturer’s warehouse because a large department store bought fewer units than the manufacturer anticipated and acquire them to sell during the same season. She may be offered similar sweaters at an attractive price at the end of a very warm December and decide that she can pack away that merchandise to sell next year. A vendor may have excess manufacturing capacity for sweaters because department store orders did not generate enough volume, so our buyer might have the opportunity to buy additional branded sweaters for the upcoming season because the vendor has additional capacity. Anticipating that a particular style or material may be popular with our customers but hard to find during the selling season, she may acquire private label sweaters in advance of the season to fill the anticipated void. Each opportunity to purchase merchandise may be more or less attractive at different points in time depending on various factors, including other merchandise offered in the market at the time or anticipated to be available in the future. Ultimately, that buyer is responsible for having a mix of sweaters in the stores that has the right combination of brand, fashion, quality and price, regardless of how she sources the assortment.

As discussed further in response to comment 2, all of our merchandise purchases are managed within the same framework using the same planning and allocation processes within our divisions. Merchandise acquired as packaway or to be sold under a private label is treated the same as merchandise acquired other ways. We track all of our merchandise by collecting and reviewing various information from the time we buy the merchandise until the time we sell it. We collect information about our inventory when purchase orders are entered, when merchandise is received in our distribution centers, when merchandise is shipped to stores and when merchandise is sold and we use this information to track and manage our inventory. As discussed above, we account for all of our merchandise inventory as one category using the same accounting policies.

2.	Comment: Please explain the process involved in managing, tracking and accounting for packaway and private label merchandise inventory. Further, tell us how you operationally determine the success of these products and the effect these packaway buys and private label arrangements have had on operations. Tell us how you can continue this program with no apparent controls or management over the process. Your response should discuss the buying process, how you determine the product mix of this inventory, how you review the success of packaway and private label buys and how purchases and sales of this inventory specifically affects sales, margins and inventory turns.

Response:

TJX does not have a distinct process for managing, tracking or accounting for packaway and private label merchandise inventory and instead manages, tracks and accounts for this inventory as part of its general process of managing, tracking and accounting for all merchandise inventory, which we have described briefly above. As discussed above, packaway and private label are just two of the many ways we acquire inventory within merchandise categories under our overall buying strategy. The merchandise acquired, whether packed away, bought and sold in-season or otherwise and whether labeled with an in-house brand or otherwise branded product, is simply merchandise inventory.

We do not operationally determine the success of merchandise we acquire as packaway or as private label merchandise as separate categories on a consolidated basis. We do not determine the effect on TJX’s sales, margins and inventory turns of packaway merchandise or private label merchandise as separate categories distinct from the determination of the success and effect of our merchandise purchases generally.

We seek to acquire the best mix of merchandise opportunistically by merchandise category within our overall flexible buying strategy. Accordingly, as described above, the amount and “product mix” of each type of acquisition is determined within each merchandise category depending on need, fashion trends, opportunities in the market, and other factors from time to time.

We respectfully disagree with the premise of the request to explain “how [we] can continue this program with no apparent controls or management over the process.” We strive for well controlled and managed inventories as an important part of our business model. Within each merchandise category, we budget on a periodic basis anticipated need and track demand, inventory acquisition, and sales performance. As we stated in our response to comment one in our previous letter and have attempted to clarify above, packaway and private label purchases are not separate categories as such but rather are aspects of our overall buying strategy. We manage, track and account for inventory purchased to be packed away and to be sold under private labels within our overall inventory acquisition, inventory management and accounting systems. We have a system of internal control over our financial reporting as well as disclosure controls and procedures, the effectiveness of both of which we have periodically evaluated in accordance with securities law and to which our CEO and CFO have attested. Our independent public accounting firm audited the effectiveness of our internal control over financial reporting as of January 28, 2012 and issued an attestation report on the effectiveness of our internal control over financial reporting, as included in our Form 10-K. Our inventory, including packaway and private label, is managed as part of our overall business. Our system of internal controls and procedures includes these aspects of our business.

3.

Comment: Tell us what percentage of inventory the packaway or private label inventory represents and if you do not track inventory by categories, explain how you know that packaway levels are consistent or slightly higher than prior year as mentioned in your 2nd quarter earnings call on August 14, 2012. Further, if you do not track inventory by categories, please clarify the basis for the statement on page 4 of the Form 10-K that “a small percentage of the merchandise we sell is private label merchandise produced for us by third parties.”

Response:

As discussed above, we manage and track our inventory by merchandise category and do not record packaway and private label inventory as separate categories on a consolidated basis. However, as described above, we track information about our inventory from the time we buy it to the time we sell it. We have various information available to us about our inventory, such as vendor orders, import statistics, the components of inventory, methods of acquisition, and planned and actual shipments to stores. We are able to analyze such information in combination to make accurate and informed statements at the level of specificity of the comment in the second quarter fiscal 2013 earnings call with respect to the relative levels of packaway inventory and the general percentage provided in the fiscal 2012 Form 10-K of merchandise we sell under in-house and licensed brands produced for us by third parties.

Please do not hesitate to call me at (508) 390-2777 if you have any questions or require additional information.

Sincerely,

/s/ Ann McCauley

Ann McCauley

Executive Vice President & General Counsel

cc:	Scott Goldenberg

Mary E. Weber, Esq.

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